To : The Board of Directors of Calypso Wireless Inc.

From : David Davila

Date : February 14, 2007

Reference : Position resign.

The Undersigned hereby resigns his position as President and CEO of Calypso Wireless Inc., effective immediately due to health related issues.

David Davila

Copy: Mr. Cristian Turrini - Vice President

October 19, 2006

Board of Directors
Calypso Wireless Inc.
5753 NW 158th St.
Miami Lakes, FL 33014

And

David Davila
Chief Executive Officer

I am submitting my resignation as Chief Executive Officer, effective immediately, to pursue other opportunities. I wish you and the shareholders much future success.

I am asking that you honor the financial commitments that have not been satisfied.

Sincerely,

/s/Cheryl L. Dotson